Exhibit 99.5

Tekmira Provides Corporate Update and Announces First Quarter 2011 Results

Conference Call at 4:30 pm Eastern Time Today

FOR IMMEDIATE RELEASE:	May 10, 2011

Vancouver, BC — Tekmira Pharmaceuticals Corporation (Nasdaq: TKMR, TSX: TKM), a leading developer of RNA interference (RNAi) therapeutics, announced its financial and operational results for the first quarter ended March 31, 2010.

“Tekmira’s lipid nanoparticle RNAi delivery technology is enabling multiple clinical candidates — from Tekmira and our partners — in a variety of disease indications. Looking at the past quarter, we continue to see advancements in our own product pipeline, such as the preclinical data illustrating the potential of TKM-PLK1 to treat a variety of solid tumor cancers, which was presented at the recent American Association for Cancer Research Meeting showing,” said Dr. Mark J. Murray, Tekmira’s President and CEO.

“Our proprietary LNP delivery technology is also enabling the product development efforts of our partners. We expect to see multiple data points throughout 2011 from four different therapeutic products currently in clinical trials that utilize our LNP technology, including Tekmira’s PLK-1 and Alnylam’s ALN-VSP, ALN-TTR and ALN-PCS products. In addition, Tekmira continues to innovate and protect our LNP technology with a focus on improvements to LNP potency and tolerability, active targeting, as well as combining new nucleic acids payloads with LNP delivery,” added Dr. Murray.

Corporate Update and First Quarter Highlights

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The Phase 1 human clinical trial for TKM-PLK1 – Tekmira’s lead oncology product candidate – is ongoing. TKM-PLK1 targets polo-like kinase 1, or PLK1, a cell cycle protein involved in tumor cell proliferation and a validated oncology target. In December 2010, Tekmira initiated the TKM-PLK1 Phase 1 clinical trial, which is being conducted at three medical centers in the United States. The trial is an open label, multi-dose, multi-cycle, dose-escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 and determine the maximum tolerated dose in patients with advanced solid tumors.

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Tekmira continues to develop its TKM-Ebola product under a US$140 million contract awarded by the U.S. Government’s Transformational Medical Technologies (TMT) Program. The TMT contract will support the development of TKM-Ebola through FDA approval. The TKM-Ebola is on track for an investigational new drug (IND) application to be filed in the second half of 2011. Tekmira’s work on the TKM-Ebola program also supports continued lipid nanoparticle (LNP) technology innovations around process development, manufacturing scale-up, and lyophilization.

Under the TKM-Ebola program, Tekmira has successfully completed pilot studies scaling up current manufacturing capabilities from 10 gram batches to one kilogram batches, which will support late clinical development and commercialization of LNP product candidates. Importantly, key LNP specifications are consistent and reproducible with this 100-fold increase in batch size. In addition, Tekmira has successfully completed a pilot project on LNP lyophilization, which will provide a number of platform wide benefits including long-term product stability and reliable transport.

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Promising preclinical data from Tekmira’s collaboration with the National Cancer Institute (NCI) was published in Oncogene, one of the world’s leading cancer journals. The article, entitled “Molecular targeting of CSN5 in human hepatocellular carcinoma: a mechanism of therapeutic response,” presents encouraging pre-clinical data related to the treatment of liver cancer using small interfering RNA (siRNA) enabled by Tekmira’s lipid nanoparticle (LNP) delivery technology.

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Subsequent to quarter-end, Tekmira presented data at American Association for Cancer Research (AACR) meeting, with results that suggest that TKM-PLK1 administration results in tumor growth inhibition and increased survival benefit of treated animals in preclinical models of human liver cancer and solid tumors outside the liver. In addition, Tekmira’s collaborator, the NCI, presented a scientific poster with results indicating that LNP delivery of siRNA targeting the cell cycle kinase WEE1 effectively suppresses tumor growth and increases survival of treated animals in preclinical models of human hepatocellular carcinoma (HCC or liver cancer) in a dose-dependent manner.

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Subsequent to quarter-end, Tekmira announced that the United States Patent & Trademark Office (USPTO) and the European Patent Office (EPO) had issued key patents covering elements of its leading LNP technology. The EPO and USPTO granted claims covering Tekmira’s proprietary manufacturing process and apparatus for the production of lipid nanoparticles. The USPTO granted claims covering the identification and modification of siRNA sequence motifs responsible for immune stimulation. This case is the first in a series of patent filings by Tekmira that cover methods of mitigating siRNA immune stimulation through chemical modification.

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On March 16, 2011, Tekmira filed a complaint against Alnylam for misappropriation and misuse of trade secrets, know-how and other confidential information On April 6, 2011, Alnylam filed an answer and counterclaim to Tekmira’s complaint. Tekmira has taken appropriate steps to ensure that it can pursue this lawsuit without interruption to its core business activities and intends to fulfill all of its manufacturing obligations to Alnylam.

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Tekmira’s LNP technology is enabling the systemic RNAi product pipeline of Alnylam Pharmaceuticals, Inc. (Nasdaq: ALNY). Tekmira continues to be the exclusive manufacturer of any LNP based drug products required by Alnylam through to the end of Phase 2 clinical trials, including the products ALN-VSP, ALN-TTR and ALN-PCS. As reported in Alnylam’s First Quarter 2011 Financial Results:

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Alnylam disclosed that they have completed enrollment in its Phase I multi-center, open label, dose escalation clinical trial with ALN-VSP. Earlier this year, Alnylam presented new clinical data from this study. Specifically, analysis of human tissue samples showed RNAi-mediated target mRNA cleavage, and thus proof of RNAi in man with the systemically delivered RNAi therapeutic. Alnylam will report additional clinical data from its ALN-VSP program at the American Society of Clinical Oncology (ASCO) Annual Meeting being held June 3 - 7, 2011.

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Alnylam disclosed that they have advanced its ALN-TTR01 program in a Phase I study. The clinical trial is a blinded, randomized, placebo-controlled, single dose escalation study in patients with ATTR. Alnylam expects to report human proof-of-concept data from this trial in the third quarter of 2011.

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Alnylam disclosed that they have continued to advance ALN-PCS. Alnylam expects to file an IND or IND equivalent application for ALN-PCS in the second quarter of 2011, and has a goal of reporting clinical data by the end of 2011. More detail and additional information about Alnylam’s programs can be found at http://www.alnylam.com.

Financial results

For Q1 2011 Tekmira’s net loss was $3.1 million ($0.30 per common share) as compared to a net loss of $4.2 million ($0.40 per common share) in Q1 2010. The primary reason for the decrease in losses is an increase in revenue in Q1 2011.

Revenue

Revenue was $4.3 million for Q1 2011 as compared to $2.5 million in Q1 2010.

Alnylam revenue was $0.9 million in Q1 2011 and $0.9 million in Q1 2010. Under an Alnylam Manufacturing Agreement there is a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing Tekmira for any external costs incurred. The total payment for the provision of staff from 2009 to 2011 is a minimum of $11.2 million.

On July 14, 2010, Tekmira signed a contract with the United States Government to advance an RNAi therapeutic utilizing the Company’s LNP technology to treat Ebola virus infection. Under the contract Tekmira is being reimbursed for costs incurred, including an allocation of overheads, and is being paid an incentive fee. Tekmira recorded $3.4 million in revenue from this contract in Q1 2011.

Research, development, collaborations and contracts expenses

Research, development, collaborations and contracts expenses were $5.6 million in Q1 2011 as compared to $5.5 million in Q1 2010.

In Q3 2010 the Company signed a contract with the U.S. Government to develop TKM-Ebola and have since been incurring significant program costs such as materials and preclinical studies that have been included in research, development, collaborations and contracts expenses. These costs are being reimbursed by the U.S. Government who is also paying for TKM-Ebola related labour costs and overheads and an incentive fee.

In Q1 2011 spending on internal programs decreased as compared to Q1 2010. In Q1 2010 Tekmira incurred costs on its TKM-ApoB program for toxicology studies and manufacturing of drug product. In Q1 2011 Tekmira incurred clinical trial costs for TKM-PLK1 but these are less than the toxicology study and materials costs incurred in Q1 2010.

Research, development, collaborations and contracts compensation expenses are at a similar level in Q1 2011 to Q1 2010.

General and administrative

General and administrative expenses were $1.5 million in Q1 2011 as compared to $1.0 million in Q1 2010. The increase in Q1 2011 largely relates to legal fees incurred in respect of Tekmira’s lawsuit against Alnylam (discussed earlier).

2011 financial guidance

At March 31, 2011, Tekmira had cash and cash equivalents of approximately $9.2 million as compared to $12.3 million at December 31, 2010. Tekmira’s 2010 Management Discussion and Analysis provided guidance that funds on hand plus expected income would be sufficient to continue product development into the first quarter of 2012. In Q1 2011 the Company was able to reduce costs as compared to budget. Tekmira now believes that its current funds on hand plus expected income, including funds from collaborative partners and the U.S. Government, will be sufficient to continue product development into the second quarter of 2012. To further extend our cash runway, the Company is considering a reduction in expenses associated with non-core activities (see Forward-Looking Statements).

Conference Call Information

Tekmira will hold a conference call and webcast on Tuesday, May 10, 2011 at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss its first quarter operating results and a summary of corporate highlights. To access the conference call, please dial 914-495-8556 or 1-866-393-1607. The live webcast can be accessed through the Investor section of Tekmira’s website at www.tekmirapharm.com.

An archived webcast will be available on the Tekmira website approximately two hours after the event. In addition, a replay of the conference call will be available until May 17, 2011 by calling 706-645-9291 or 1-800-642-1687.

About RNAi and Tekmira’s LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as “siRNAs,” require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira’s LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira’s LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects,” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the quantum and timing of potential funding; use of lipid nanoparticle (LNP) technology by Tekmira’s licensees; the effects of Tekmira’s products on the treatment of elevated low-density lipoprotein (LDL) cholesterol, cancer and infectious disease; Tekmira’s expectations with respect to existing and future agreements with third parties; statements about the nature, prospects and anticipated timing to resolve the complaint filed by Tekmira against Alnylam; the nature, scope and quantum of damages sought by Tekmira from Alnylam; measures taken to ensure that Tekmira can pursue the litigation with Alnylam without interruption to Tekmira’s core business activities; estimates and scope of Tekmira’s financial guidance and expected cash runway in light of the litigation with Alnylam; and estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of Tekmira’s products as a treatment for high LDL cholesterol, cancer and infectious disease; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the Transformational Medical Technologies program; results in non-human primates are indicative of the potential effect in humans; Tekmira’s research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s collaborative partners including the U.S. Government and the manufacturing agreement with Alnylam; the nature and prospects of the litigation with Alnylam; based on the conduct of Alnylam, the nature, scope and quantum of damages that Tekmira is entitled to; costs and timing of the litigation with Alnylam and the effects of such on Tekmira’s financial position and execution of Tekmira’s business strategy; the effect of Alnylam’s answer and counterclaim on Tekmira’s litigation position; the sufficiency of budgeted capital expenditures in carrying out planned activities; Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others; the ability to succeed at establishing a successful commercialization program for any of Tekmira’s products; and the availability and cost of labour and services. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira’s planned clinical trials or approve the use of Tekmira’s products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira’s clinical trials do not adequately address the trial objectives in support of Tekmira’s regulatory submissions; future operating results are uncertain and likely to fluctuate; competition from other pharmaceutical or biotechnology companies; Tekmira’s ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira’s research and development capabilities and resources will not meet current or expected demand; Tekmira’s development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira’s collaborative partners including the U.S. Government and Alnylam will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements; the reduction in Roche revenue may not be replaced in the quantity anticipated or at all; the final outcome of the litigation with Alnylam is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira, including damages and other relief against Tekmira claimed by Alnylam in its counterclaim; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam in the quantum anticipated by Tekmira, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira’s financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Information Form dated March 30, 2011 and available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors

Jodi Regts

Director, Investor Relations

Phone: 604-419-3234

Email: jregts@tekmirapharm.com

Media

David Ryan

Longview Communications Inc.

Phone: 416-669-7906

Email: dryan@longviewcomms.ca